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                                                                      EXHIBIT 16

                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                      COUNTY DEPARTMENT, CHANCERY DIVISION

JOSH KAPLAN, Individually And on                )
Behalf Of All Others Similarly Situated         )
                                                )
                                 Plaintiff,     )
                                                )     No.:  97 CH 14097
     - against -                                )
                                                )
DONALD W. BRINCKMAN, GORDON W. WOOD,            )
RUSSELL A. GWILLIM, EDGAR D.                    )
JANNOTTA, RICHARD T. FARMER, PAUL D.            )
SCHRAGE, MARCIA E. WILLIAM, KARL G.             )
OTZEN and SAFETY-KLEEN CORP.,                   )
                                                )
                                 Defendants.    )

                                   COMPLAINT
                                   ---------

          Plaintiff, by his attorneys alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants and persons or entities related to it, who own the common stock of Safety-Kleen Corp. ("Safety-Kleen" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including properly considering a bona fide offer for the Company from Laidlaw Environmental Services, Inc. ("Laidlaw"). By failing and refusing to take such steps, including adequately considering an offer by Laidlaw to purchase those shares of Safety-Kleen in a transaction valued at $1.8 billion, defendants have breached their fiduciary duties to plaintiff and the class. The individual defendants are using their fiduciary positions of control
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over Safety-Kleen to thwart others in their legitimate attempts to acquire
Safety-Kleen, and the individual defendants are trying to entrench themselves in their positions with the Company.

                                    PARTIES
                                    -------

     2. Plaintiff is a resident of the state of New York and, at all relevant times, has been the owner of Safety-Kleen common stock.

     3. Safety-Kleen is a corporation duly organized and existing under the laws of the State of Wisconsin. Safety-Kleen provides cleaning services to vehicular, industrial and related markets, and provides cleaning and other supplies to restaurants and automotive and body repair shops. Safety-Kleen maintains its principal executive offices at 1 Brinckman Way, Elgin, Illinois. Safety-Kleen has approximately 58.3 million shares of common stock outstanding and thousands of stockholders of record. Safety-Kleen stock trades on the New York Stock Exchange.

     4. Defendant Donald W. Brinckman ("Brinckman"), at all times material hereto, has been the Chairman of the Board and is Chief Executive Officer of the Company.

     5. Defendant Gordon W. Wood ("Wood"), at all times material hereto, has been a director of Safety-Kleen. Wood was a former vice-president of the Company.

     6. Defendant Russell A. Gwillim ("Gwillim"), at all times material hereto, has been a director of Safety-Kleen. Gwillim is the Company's former Chairman of the Board.

     7. Defendant Edgar D. Jannotta ("Jannotta"), at all times material hereto, has been a director of Safety-Kleen. Jannotta is the senior director of William Blair & Co. LLC, an investment banking firm retained by Safety-Kleen to explore strategic alternatives.

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     8.  Defendants Richard T. Farmer, Paul D. Schrage, Marcia E. Williams, and
Karl G. Otzen are directors of Safety-Kleen.

     9. The defendants named in paragraphs 4 through 8 are hereinafter referred to as the "Individual Defendants."

     10. Because of their positions as officers/directors, defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

     11. Each defendant herein is sued individually as a conspirator, as well as in their capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     12. Plaintiff brings this case in his own behalf and as a class action, pursuant to 735 ILCS 5/2-801 et seq., on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

     13.  This action is properly maintainable as a class action.

     14. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 58.3 million shares of common stock. There are thousands of record and beneficial stockholders.

     15. There are questions of law and fact common to the Class including, inter alia, whether:

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          a.  defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

     16. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

     17. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     18. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     19. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class unfairly of the opportunity to maximize the value of their investment in Safety-Kleen.

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     20.  On November 4, 1997, Bloomberg reported that Laidlaw made a $1.8 billion hostile bid to purchase Safety-Kleen in cash, stock and assumed debt. It was reported that the offer is valued at $25.85 a share, an 18% premium over the closing price before the hostile tender offer was announced.

     21. Safety-Kleen put itself up for sale in August 1997 and hired William Blair to explore strategic alternatives. As reported in Bloomberg Safety-Kleen's oil-recovery business has lost money in recent quarters and may have prompted the decision to hire William Blair.

     22. Laidlaw commenced the hostile tender offer in response to the board of directors' unwillingness to negotiate with Laidlaw in a meaningful way. Previously, analysts predicted that an all-cash deal was very unlikely due to the Company's book value which is estimated at $8.30 per share because a cash transaction would result in the creation of $920 million in goodwill. Laidlaw's offer is $14 in cash and 2.4 of its shares for each of Safety-Kleen's 58.3 million outstanding shares.

     23. Defendants' failure to act promptly upon Laidlaw's offer has no valid business purpose, and simply evidences their disregard for the premium being offered to Safety-Kleen stockholders. By failing to meet and negotiate with Laidlaw, defendants are depriving plaintiff and the Class of their right to receive the maximum value for their Safety-Kleen shares.

     24. Safety-Kleen represents a highly attractive acquisition candidate. Defendants' conduct is depriving Safety-Kleen's stockholders of the premium that Laidlaw is prepared to pay, or of the enhanced premium that further negotiation or exposure of Safety-Kleen to the market could provide.

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     25.  Defendants owe fundamental fiduciary obligations to Safety-Kleen's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Safety-Kleen's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Safety-Kleen must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

     26. Because defendants dominate and control the business and corporate affairs of Safety-Kleen and because they are in possession of private corporate information concerning Safety-Kleen's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of Safety-Kleen. This discrepancy makes it grossly and inherently unfair for defendants to refrain from taking those steps necessary to maximize stockholder value. Defendants have refused to seriously consider Laidlaw's offer, and have failed to maximize stockholder value by entertaining offers to purchase the Company.

     27. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

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     28.  The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of Safety-Kleen.

     29. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Safety-Kleen's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Safety-Kleen's common stock.

     30. Plaintiff seeks preliminary and permanent injunctive relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize stockholder value.

     31. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediately and irreparable injury that defendants' actions threaten to inflict. Defendants are precluding the enjoyment by Safety-Kleen stockholders of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at a premium price.

     32. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in

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such breaches of duty, and will prevent the sale of Safety-Kleen at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

     33.  Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;

          (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

               (i) cooperate fully with any entity or person, including Laidlaw, having a bona fide interest in proposing any transaction that would maximize stockholder value including, but not limited to, a merger or acquisition of Safety-Kleen;

               (ii) immediately undertake an appropriate evaluation of Safety-Kleen's worth as a merger/acquisition candidate;

               (iii) take all appropriate steps to enhance Safety-Kleen's value and attractiveness as a merger/acquisition candidate;

               (iv) take all appropriate steps to effectively expose Safety-Kleen to the marketplace in an effort to create an active auction of the Company;

               (v) act independently so that the interests of the Company's public stockholders will be protected; and

               (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize stockholder

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value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of Safety-Kleen;

          (c) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          (d) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

          (e) Granting such other and further relief as may be just and proper.

Dated: November 4, 1997

                                 Respectfully Submitted,

                                 MUCH SHELIST FREED DENENBERG
                                 AMENT BELL & RUBENSTEIN, P.C.


                                 ___________________________________
                                 Michael J. Freed, Esq.
                                 Carol v. Gilden, Edq.
                                 200 North LaSalle Street, Suite 2100
                                 Chicago, IL 60601-1095
                                 (312) 346-3100
                                 Firm No.: 80580


                                 FARUQI & FARUQI, L.L.P.
                                 Nadeem Faruqi, Esq.
                                 415 Madison Avenue
                                 New York, NY 10017
                                 (212) 986-1074

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